[redacted]

13014566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[redacted]

8-49934

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS GLOBAL FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 3000
(No. and Street)

New York	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Mackay (212) 319-4829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
MAR 13 2013
18 REGISTRATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Mackay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MS Global Finance, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE

Title

KERRY LATOYA MITCHELL
No. 01MI6243289
Notary Public, State of New York
Qualified in New York City County
My Commission Expires June 20, 2015

02/25/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MS GLOBAL FINANCE, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

MS GLOBAL FINANCE, LLC

CONTENTS

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
MS Global Finance, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **MS Global Finance, LLC** (the "Company"), as of December 31, 2012, and the related statements of operations, changes in member's deficit, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MS Global Finance, LLC** as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Demetrius Berkower LLC

Iselin, New Jersey
February 27, 2013

MS GLOBAL FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash	$ 33,560
Fixed assets, net of accumulated depreciation of $5,050	5,379
Total assets	$ 38,939
LIABILITIES AND MEMBER'S DEFICIT	
Liabilities	
Accounts payable and accrued expenses	$ 39,371
Member's deficit	(432)
Total liabilities and member's deficit	$ 38,939

See accompanying notes to financial statements.

MS GLOBAL FINANCE, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2012
Revenue	
Interest Income	$ 14
Expenses	
Rent	$ 63,000
Professional fees	220,607
Travel and entertainment	17,573
Tickers and quotes	24,941
Office and other expenses	13,107
Insurance	16,523
Telephone	8,049
Regulatory and registration fees	4,346
Reimbursement of expenses	(6,969)
Total expenses	361,177
Net loss	$ (361,163)

See accompanying notes to financial statements.

MS GLOBAL FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S DEFICIT

	Year Ended December 31, 2012
Balance, January 1, 2012	$ 6,481
Contributions	354,250
Net loss	(361,163)
Balance, December 31, 2012	$ (432)

See accompanying notes to financial statements.

MS GLOBAL FINANCE, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2012
Cash flows from operating activities	
Net loss	$ (361,163)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,768
Changes in operating assets and liabilities:	
Receivables from related parties	5,269
Accounts payable and accrued expenses	10,675
Net cash used in operating activities	(343,451)
Cash flows used in investing activities	
Purchase of computer equipment	(956)
Cash flows provided by financing activities	
Contributions	354,250
Net change in cash	9,843
Cash, beginning of year	23,717
Cash, end of year	$ 33,560

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MS Global Finance, LLC (the "Company"), (formerly "MS Trade Finance, LLC") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer, primarily as an introducing broker soliciting and introducing buyers and sellers of trade finance paper and participation interests in trade finance paper. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Placement and advisory fees

Placement and advisory fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured. Advisory fees are recognized on a month to month basis.

Income Taxes

The Company is not a taxpaying entity for U.S federal or state and local income tax purposes and thus no U.S. federal or state and local income tax expense has been recorded in the accompanying financial statements. Income or loss of the Company is reported and taxed to the sole member in its respective tax returns.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-7 years) of the related asset.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rates.

2. Fixed Assets

Fixed assets consist of the following:

Furniture and fixtures	$	2,221
Computer and equipment		8,208
Less: Accumulated depreciation		(5,050)
	$	5,379

Depreciation expense for the year ended December 31, 2012 was $1,768.

3. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule (SEC 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

During the Company's 2011 FINRA examination, FINRA discovered that an affiliate of the Company maintained possession and custody of certain customer assets that were related to the activities of the Company and that such customer assets of the affiliate were not held with an appropriate custodian in accordance with SEC Rule 15c3-3. Consequently, FINRA deemed the Company in possession and control of customer securities and effective December 20, 2011, subjected the Company to a minimum net capital requirement of $250,000. As a result of such determination, the Company was below its minimum net capital requirement for the period from January 1, 2012 to March 31, 2012 and was not in compliance with the ratio of aggregate indebtedness to net capital which is not to exceed 15 to 1.

Effective March 1, 2012, all interests in the affiliate were transferred to an unrelated party and the Company was no longer deemed to have possession and control of customer securities. Accordingly, the Company's minimum net capital requirement returned to $5,000.

At December 31, 2012, the Company has a net capital deficit of $5,811 which was $10,811 under its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net deficit was (678) to 1. In addition, for 13 days during August and September 2012 the Company had a net capital deficiency of $1,688.

4. Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate (an entity partially controlled by the sole member of the Company). Under terms of this agreement, the affiliate pays consulting, travel, rent and other office expenses, in addition to certain other expenses including telephone and insurance. The affiliate charged the Company $96,750 for such expenses for the year ended December 31, 2012.

5. Risk Concentrations

Cash

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits.

MS GLOBAL FINANCE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2012
Member's Deficit		$ (432)
Deductions		
Non-allowable assets:		
Fixed assets, net	5,379	
Total non-allowable assets		5,379
Net capital (deficit)		$ (5,811)
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 39,371
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Net capital (deficit)		$ (10,811)
Percentage of aggregate indebtedness to net capital (deficit)		(677.58)%

The following is a reconciliation between the computation of net deficit presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2012.

Net capital in the Company's unaudited Form X-17A-5	$ 15,289
Additional accrued expenses	
Legal fees	21,100
Net deficit per above	$ (5,811)

STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

MS GLOBAL FINANCE LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2012

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
MS Global Finance LLC

In planning and performing our audit of the financial statements of **MS Global Finance LLC** (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

We identified certain deficiencies in internal control that we consider to be material weaknesses and communicated them in writing to management and those charged with governance. The Company did not properly accrue invoices upon receipt but rather recorded them as expenses when paid. The Company did not have adequate controls in place to accrue liabilities in the proper period and as a result did not maintain the minimum net capital required by Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)(ii). At December 31, 2012, the Company had a net capital deficiency of $10,811.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were not adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Iselin, New Jersey
February 27, 2013